3/1

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2006
WASH, D.C. 185

06003403

AB 2/28/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66396 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ehrenberg Chesler Securities Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 BROADWAY, SUITE 108
(No. and Street)

| SAN ANTONIO | TX | 78209 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN CHESLER 210-472-1103
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRITTS, LACKIE & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

3201 CHERRY RIDGE SUITE A104 SAN ANTONIO, TX 78230

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2006
THOMSON FINANCIAL

SC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, ALAN CHESLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EHRENBERG CHESLER SECURITIES, INC., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

JACQUE L. GEYER NOTARY PUBLIC STATE OF TEXAS EXPIRES 9-17-2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EHRENBERG CHESLER SECURITIES, INC.

## AUDITED FINANCIAL STATEMENTS

**December 31, 2005**

*Britts, Lackie & Associates, LLP*
*(A Registered Limited Liability Partnership)*
*Certified Public Accountants*
*San Antonio, Texas*

**EHRENBERG CHESLER SECURITIES, INC.**

**TABLE OF CONTENTS**

*Britts, Lackie & Associates L.L.P.*
*(A Registered Limited Liability Partnership)*
*CERTIFIED PUBLIC ACCOUNTANTS*
*3201 Cherry Ridge, Suite A 104*
*San Antonio, Texas 78230*
*(210)735-9101 Fax (210)735-9104*

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

We have audited the accompanying balance sheet of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation) as of December 31, 2005 and the related statements of earnings, changes in stockholders equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ehrenberg Chesler Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Operating Expenses and the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Britts Lackie & Associates LLP

Britts, Lackie & Associates, L.L.P.
San Antonio, Texas

January 30, 2006

**Ehrenberg Chesler Securities, Inc.**
**BALANCE SHEET**
**December 31, 2005**

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash in bank (including interest bearing accounts) | $ | 68,849 |
| Accounts receivable | | 3,403 |
| | | 72,252 |
| **PROPERTY AND EQUIPMENT:** | | |
| Furniture and fixtures | | 5,904 |
| Less accumulated depreciation | | (489) |
| | | 5,415 |
| | $ | 77,667 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accounts payable | $ | 83 |
| Advance from affiliate - Note D | | 10,000 |
| Income taxes payable - Note B: | | |
| State | | 1,757 |
| Federal | | 86 |
| Total current liabilities | | 11,926 |
| **LONG-TERM LIABILITIES** | | |
| Deferred income tax | | 2,000 |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock, $1 par; 100,000,000 shares authorized; 1,000 shares issued and outstanding | | 1,000 |
| Additional paid in capital | | 11,100 |
| Retained earnings | | 51,641 |
| Total stockholders' equity | | 63,741 |
| | $ | 77,667 |

The accompanying notes are an integral part of these financial statements.

**Ehrenberg Chesler Securities, Inc.**
**STATEMENT OF EARNINGS**
**For the year ended December 31, 2005**

| | | |
|---|---|---|
| Sales | $ | 750,940 |
| Operating expenses | | 696,905 |
| Earnings from operations | | 54,035 |
| Other income: | | |
| Interest income | | 788 |
| Earnings before income taxes | | 54,823 |
| Provision for income taxes - Note B: | | |
| Current | | |
| Federal | | 6,086 |
| State | | 1,757 |
| | | 7,843 |
| Deferred | | |
| Federal | | 2,000 |
| State | | - |
| | | 2,000 |
| **NET INCOME** | $ | 44,980 |

The accompanying notes are an integral part of these financial statements.

**Ehrenberg Chesler Securities, Inc.**
**STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY**
**For the year ended December 31, 2005**

| | Common Stock Shares | Common Stock Amount | Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance - December 31, 2004 | 1,000 | $ 1,000 | $11,100 | $ 6,661 | $ 18,761 |
| Net earnings | - | - | - | 44,980 | 44,980 |
| Balance - December 31, 2005 | 1,000 | $ 1,000 | $11,100 | $ 51,641 | $ 63,741 |

The accompanying notes are an integral part of these financial statements.

**Ehrenberg Chesler Securities, Inc.**
**Statement of Changes in Liabilities Subordinated**
**to Claims of General Creditors**
**For the year ended December 31, 2005**

| | |
|---|---|
| Balance at December 31, 2004 | $ - |
| Current Year Changes: | |
| Increases | - |
| Decreases | - |
| Net Change for the Year | - |
| **Balance at December 31, 2005** | **$ -** |

The accompanying notes are an integral part of these financial statements.

**Ehrenberg Chesler Securities, Inc.**
**STATEMENT OF CASH FLOWS**
**For the year ended December 31, 2005**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net Earnings | $ | 44,980 |
| Adjustments to reconcile net earnings | | |
| to net cash provided by operating activities: | | |
| Depreciation expense | | 489 |
| Deferred federal income tax | | 2,000 |
| (Increase) decrease in: | | |
| Accounts receivable | | 69,597 |
| Increase (decrease) in: | | |
| Accounts payable | | (950) |
| Accrued expenses | | (62,950) |
| Provision for state taxes | | 1,757 |
| Provision for federal taxes | | 86 |
| Total adjustments | | 10,029 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | | 55,009 |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of property and equipment | | (5,904) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Advance from affiliate | | 10,000 |
| **NET INCREASE IN CASH** | | **59,105** |
| Cash - beginning | | 9,744 |
| **CASH - ENDING** | **$** | **68,849** |

| | | |
|---|---|---|
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Cash paid during the year for: | | |
| Federal income taxes | $ | 6,000 |

The accompanying notes are an integral part of these financial statements.

**Ehrenberg Chesler Securities, Inc.**
**Notes to the Financial Statements**
**December 31, 2005**

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Ehrenberg Chesler Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

Ehrenberg Chesler Securities, Inc. (the Company) is a Broker/Dealer, as defined by the National Association of Securities Dealers (NASD). Pursuant to its registration with the NASD, the Company focuses on three types of business: 1) the sale of direct participation programs in primary distributions; 2) private placements of securities; and 3) other securities business comprised mainly of merger and acquisition advisory services.

Revenue Recognition

The Company requires a non-refundable retainer upon engaging a client. A fee equal to an agreed upon percentage of the gross proceeds is due to the Company when the client accepts the investor subscription. The terms of an engagement grant the Company the exclusive right to act on behalf the client for a period ranging from 90 to 120 days from the date the engagement letter is executed.

Allowance for Doubtful Accounts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes.

Depreciation

Property and equipment are stated at cost. The estimated useful lives of equipment and furniture range from 5-7 years.

Depreciation is computed by using the straight-line method over the estimated useful life for financial reporting purposes.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

## NOTE B– INCOME TAXES

Deferred tax assets were created due to the future deductibility of accrued expenses for income tax purposes.

Realization of deferred tax assets is dependent on future earnings, if any; the timing and amount of which is uncertain. Accordingly a valuation allowance, in the amount equal to the deferred tax asset as of December 31, 2004 had been established to reflect these uncertainties.

| Valuation Allowance | |
|---|---|
| December 31, 2004 | $ 2,000 |
| Amount used | 2,000 |
| December 31, 2005 | $ 0 |

## NOTE B– INCOME TAXES (Continued)

For the year ended December 31, 2005, the Company has taxable income of $60,099 for federal income tax purposes. However, the Company had a prior net operating loss of $15,266 that reduced the taxable income to $44,833.

## NOTE C - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The balances, at times, exceed federally insured limits.

The Company does not require collateral from its customers.

## NOTE D – RELATED PARTIES

The Company pays its parent company, a related party, a fee for indirect overhead expenses such as long distance telephone charges, copying charges, and office supplies based on the gross income received by the Company for services provided to it clients. Effective January 19, 2005, the fee changed to 5% of gross revenue from 25% of gross revenue received from its clients.

Further, the Company pays commissions to registered representatives who are affiliated with the Company. The amount paid varies by assignment. The amount expensed in 2005 was $555,388.

Ehrenberg Chesler Securities, Inc. (ECS) received an advance of $10,000 from an affiliate in December 2005. It was repaid in January 2006.

The Company pays an affiliate for professional services. The amount expensed in 2005 was $41,708.

# SUPPLEMENTAL INFORMATION

**Ehrenberg Chesler Securities, Inc.**
**SCHEDULE OF OPERATING EXPENSES**
**For the year ended December 31, 2005**

| | | |
|---|---|---|
| Bank charges | $ | 26 |
| Broker commission | | 597,734 |
| Commissions and consulting | | 41,708 |
| Continuing education | | 60 |
| Depreciation | | 489 |
| Insurance | | 380 |
| Office expense | | 36,564 |
| Postage and delivery | | 397 |
| Printing and reproduction | | 4,144 |
| Professional fees | | 10,762 |
| Registration fees | | 4,641 |
| | $ | 696,905 |

**Ehrenberg Chesler Securities, Inc.**
**Computation of Net Capital and Aggregate**
**Indebtedness Pursuant to Rule 15c3-1**
**December 31, 2005**

| | | |
|---|---|---|
| Total stockholder's equity for net capital | $ | 63,741 |
| Add: | | |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| Total capital and allowable subordinated liabilities | | 63,741 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| None | | - |
| Total deductions and/or charges | | - |
| NET CAPITAL | $ | 63,741 |
| Aggregate Indebtedness: | | |
| Accounts payable | $ | 83 |
| Accrued expenses (commissions payable) | | 13,843 |
| Total Aggregate Indebtedness | $ | 13,926 |
| Computation of Basic Net Capital Requirement: | | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ | 5,000 |
| Net Capital in excess of minimum requirement | $ | 58,741 |
| Ratio of aggregate indebtedness to net capital | | 0.22 to 1 |

Note:

The above computation differs from the net capital computed on Form X-17 A-5 under Rule 15c3-1 as of December 31, 2005 as filed by Ehrenberg Chesler Securities, Inc. Attached is a reconciliation schedule to amount reported above and the amount reported on Form X-17 A-5.

**Ehrenberg Chesler Securities, Inc.**
**Reconciliation of Net Capital Per Computation on Audited**
**Supplemental Information (Page 11) to Amount Reported On Form X-17 A-5**
**December 31, 2005**

| | | | | |
|---|---|---|---|---|
| **Net Capital Reported on Form X-17 A-5** | | | $ | 68,073 |
| **Adjustments:** | | | | |
| **Accumulated Depreciation:** | | | | |
| Amount reported on audited financial statements | $ | (489) | | |
| Amount reported on Form X-17A-5 | | - | | |
| Adjustment necessary to Form X-17A-5 | | | | (489) |
| **Income Taxes Payable (Federal and State including deferred):** | | | | |
| Amount reported on audited financial statements | $ | 3,843 | | |
| Amount reported on Form X-17A-5 | | - | | |
| Adjustment necessary to Form X-17A-5 | | | | (3,843) |
| Rounding | | | | - |
| **Net Capital Reported on Audited Supplemental Information (Page 11)** | | | $ | 63,741 |

**REASON FOR ADJUSTMENTS:**

**The above adjustments are necessary since Ehrenberg-Chesler Securities, Inc. did not record depreciation expense on the current year additions to fixed assets on their general ledger and thus the item was not included on Form X-17 A-5. Further, Ehrenberg-Chesler Securities, Inc. did not compute income taxes payable and thus this was not included on Form X-17 A-5.**

# OTHER REPORTS

*Britts, Lackie & Associates L.L.P.*
*(A Registered Limited Liability Partnership)*
*CERTIFIED PUBLIC ACCOUNTANTS*
*3201 Cherry Ridge, Suite A 104*
*San Antonio, Texas 78230*
*(210)735-9101 Fax (210)735-9104*

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

In planning and performing our audit of the financial statements and supplemental information of Ehrenberg Chesler Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Britts, Lackie & Associates, L.L.P.
San Antonio, Texas

January 30, 2006